Exhibit 4.11(c)



                   STRATUS COMPUTER, INC.


                 Employee Stock Option Plan
           Non-Qualified Common Stock Option Plan

                            _____

            Amendments Effective January 31, 1995

                            _____



     The following amendments to the Stratus Computer, Inc. Employee Stock Option Plan (as set forth in Restatement Number Three effective January 28, 1992) and Non-Qualified Common Stock Option Plan (as set forth in Restatement Number Three effective January 28, 1992) were approved by the Board of Directors on January 31, 1995 and are effective as of that date subject to the stockholder approval requirements of the respective plans:

          Section 4 of each plan is amended to delete the number "8,780,200" and insert in its place the number "9,380,200".